Exhibit 99.1

Fortuna announces US$40 million bought deal financing

Vancouver, September 10, 2019 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX:FVI) (“Fortuna” or the "Company") today announced that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), who have agreed to purchase, on a "bought deal" basis, US$40,000,000 aggregate principal amount of senior subordinated unsecured convertible debentures (the “Debentures”), at a price of US$1,000 per Debenture (the “Offering”).

The Company has also granted the Underwriters an over-allotment option to purchase up to an additional US$6,000,000 aggregate principal amount of Debentures at the same price as the Offering. This over-allotment option is exercisable in whole or in part, at the sole discretion of the Underwriters, at any time until and including 30 days following the closing of the Offering.

The Debentures will mature October 31, 2024 (the “Maturity Date”) and will bear interest at an annual rate of 4.65% payable semi-annually in arrears on the last day of April and October in each year, commencing April 30, 2020. At the holder’s option, the Debentures may be converted into common shares of the Company (“Common Shares”) at any time prior to the close of business on the earlier of the last business day immediately preceding the Maturity Date and the date fixed for redemption. The conversion price will be US$5.00 per Common Share (the “Conversion Price”), subject to adjustment in certain circumstances.

The Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

The Company will use the net proceeds from the Offering for working capital in relation to the start-up of the Lindero project and for general working capital purposes.

The Debentures to be issued under the Offering will be offered by way of a short form prospectus in each of the provinces of Canada, except Québec, and may be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and certain other jurisdictions.

This news release does not constitute an offer of securities for sale in the United States. The securities have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold in the United States or to a U.S. person (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

The Offering is expected to close on or about October 2, 2019. Completion of the Offering is subject to certain conditions, including, without limitation, the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

For further information contact Fortuna Investor Relations:

Carlos Baca

Investors Relations Manager

T (Peru): +51.1.616.6060, ext. 0

E: info@fortunasilver.com

The Toronto Stock Exchange and the New York Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Forward Looking Information

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the closing of the Offering, the anticipated use of its net proceeds and the ability to obtain the necessary regulatory authority and approvals to complete the Offering. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, the closing of the Offering could be delayed if the Company is not able to obtain the necessary regulatory approvals on the timelines it has planned; the Offering may not complete at all if these approvals are not obtained or some other condition to the closing is not satisfied, whether the Company’s activities at its properties will proceed as planned; delays in construction at the Lindero Project; delays in commissioning of the mine at Lindero; delays in the commencement of commercial production; changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The Company believes that the assumptions and expectations reflected in the forward looking information contained in this news release are reasonable, but undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. Since statements in respect of forward looking information address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward looking information contained in this news release is made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward looking information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.